UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Extraordinary General Meeting

On June 16, 2023, Abcam plc (the “Company”) issued a press release announcing that the Company filed and mailed a shareholder circular calling an extraordinary general meeting of the Company to be held on July 12, 2023 (the “General Meeting”) a copy of which is furnished as Exhibit 99.1 hereto. A copy of the shareholder circular prepared by the Company in connection with the General Meeting is furnished as Exhibit 99.2 hereto. Citibank, N.A., the depositary for the Company’s American Depositary Shares (“ADSs”), will distribute voting instructions to holders of ADSs. A copy of the shareholder circular and voting instructions for holders of ordinary shares and ADSs will also be available on the Company’s investor relations website at: corporate.abcam.com. The information contained on, or that can be accessed from, the Company’s website does not form part of this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Abcam plc dated June 16, 2023

99.2	Shareholder Circular dated June 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: June 16, 2023	By:	/s/ Alan Hirzel
		Name:	Alan Hirzel
		Title:	Chief Executive Officer